National Energy Group, Inc.
1400 One Energy Square
4925 Greenville Avenue
Dallas, Texas 75206
VIA EDGAR CORRESPONDENCE
January 19, 2007
Ms. April Sifford
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C 20549-7010

Re:	National Energy Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
Form 8-K
Filed November 28, 2006
File No. 001-31345
Dear Ms. Sifford
     We are transmitting responses to your letter dated December 21, 2006, addressed to Randall D. Cooley relating to the above referenced filings. Please note that Randall D. Cooley resigned from National Energy Group, Inc (“NEGI” or the “Company”) effective November 21, 2006 as disclosed in our Current Report on Form 8-K filed with the SEC on November 28, 2006. Any further correspondence in connection with these matters should be addressed to Bob G. Alexander, Chairman, President and Chief Executive Officer.
     Responses have been numbered to correspond to the numbers and headings of the paragraphs set forth in your December 21, 2006 letter.
Form 10-K for the Fiscal Period Ended December 31, 2005
Financial Statements
8. Investment in Holding LLC, page F-14
1.	As disclosed in note 8 of the notes to the consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2005, the Company owned a 50% non-managing interest in NEG Holding LLC (“Holding LLC”). As of December 31, 2005, the other 50% interest in Holding LLC was held by NEG Oil & Gas, LLC. Holding LLC owned NEG Operating

LLC (“Operating LLC”), which is engaged in the business of oil and gas exploration and production. Under the Holding LLC operating agreement, the Company was to receive guaranteed payments and a priority distribution of approximately $202.2 million (the balance as of December 31, 2005 and as of November 21, 2006 was $148.6 million) before NEG Oil & Gas was to receive any distributions.
The substance of these cash distribution terms was to distribute cash to the Company in sufficient amounts to pay interest on its outstanding 10.75% Senior Notes (the guaranteed payments) and the principal amount of the 10.75% Senior Notes (the priority distribution) on its maturity date in 2006 (subsequently extended to 2007). After the payments to the Company, the operating agreement provided that NEG Oil & Gas was to receive distributions equal to the priority distribution amount and guaranteed payments made to the Company plus interest, and other amounts as defined in the Holding LLC Operating Agreement. Following the above distributions to NEGI and NEG Oil & Gas, additional distributions, if any, were to be made in accordance with their respective capital accounts. As of the date of filing of our 2005 10-K, we believed it was reasonably assured that NEGI would receive from Holding LLC the priority distribution and guaranteed payments; however it was uncertain that the Company would receive any further distributions from Holding LLC.
Due to the substantial uncertainty of any further distributions relating the Company’s equity interest, the Company bifurcated the accounting into two components; (1) the priority distribution and guaranteed payments and (2) the Company’s equity interest. The priority distribution and the guaranteed payments are accounted for as a preferred investment and accreted to its settlement value in a manner similar to APB Opinion 21 Interest on Receivables and Payables.
With respect to the Company’s remaining equity interest in Holding LLC, the Company followed APB 18, equity method of accounting. However, due to the substantial uncertainty of the Company realizing any distributions in excess of the priority amount and guaranteed payments, the Company concluded that no income beyond the priority amount and guaranteed cash payments should be recognized until the time that NEG Oil & Gas receives its guaranteed payments. Only at that point in time does the Company have a right to any further equity income allocations. The Company considered the fact that the ability of the Company to realize its equity interest in Holding LLC above the priority and guaranteed payments was contingent upon oil and natural gas reserves, drilling activity, oil and natural gas prices and other factors beyond the control of NEGI. The exercise by NEG Oil & Gas of its option to purchase the Company’s interest in Holding LLC on November 21, 2006 resolved all uncertainties relating to realization.
After issuance of FIN 46R, the Company evaluated the impact, if any, that the new standard might have on its historical accounting for the investment in Holding LLC. The Company first determined that its interest in Holding LLC would be considered a variable interest in a variable interest entity in accordance with FIN 46R. The Company considered the fact that distributions that it received from Holding LLC were dedicated to repayment of interest and debt to NEG Oil & Gas, the managing member and holder of a 50% membership interest in Holding LLC. Therefore, the Company concluded that NEG Oil & Gas was the primary beneficiary, which did not change the historical accounting for its investment in Holding LLC.
Our accretion schedule since the inception of Holding LLC is attached as exhibit 1.
Form 8-K
Exhibit 99.1
2.	The net gain on the transaction is reflected on the balance sheet as of September 30, 2006 as an adjustment to equity of $75,364,134. The gain is calculated as follows:

Net cash proceeds:	$111,255,994
Plus: Senior notes	148,637,000
Accrued interest on Senior Notes	6,657,699
Deferred gain on Senior Notes	169,842
Minus: Investment in Holding LLC	150,973,670
Realization of deferred tax asset	12,093,956
Tax on gain	28,288,775

Net Gain	$75,364,134

Since the net gain was disclosed as a single line item adjustment to retained earnings and it can be calculated from the Pro forma adjustment column, we propose no amendment to our 8-K filing.
3.	The transaction closed on November 21, 2006. All disclosures relating the transaction relate to balances as of November 21, 2006. As noted in footnote 1, the unaudited pro forma balance sheet as of September 30, 2006 assumes the transaction occurred on September 30, 2006. Between September 30, 2006 and November 21, 2006 NEGI paid an interest payment and accrued interest up to the closing date. A reconciliation of the September 30, 2006 debt and interest balances to the November 21, 2006 balances is as follows:

Balance at September 30, 2006:
Senior notes	$148,637,000
Accrued interest	6,657,699

Total at September 30, 2006	$155,294,699
Activity (October 1 to November 21, 2006):
Interest payment:	(7,989,239)
Accrued interest:	2,263,617

Balance at November 21, 2006	$149,569,077

We also note that the activity between September 30, 2006 and November 21, 2006, consisting of an interest payment of $7,989,239 and accrued interest of $2,263,617, also accounts for the difference in the cash balance adjustment of $105,530,372 calculated from the November 21, 2006 disclosures versus the cash balance adjustment of $111,255,994 as disclosed in the unaudited pro forma balance sheet as of September 30, 2006.
We disclose in the introductory section to the pro forma financial information and in footnote 1 that the unaudited pro forma balance sheet as of September 30, 2006 assumes the transaction occurred as of September 30, 2006 and we state that the actual transaction occurred on November 21, 2006 in the body of the 8-K. Since the differences are solely due to the activity between September 30, 2006 and the closing date, we are not proposing any changes to our 8-K.
We acknowledge that:
•	the Company is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at (214) 692-9211 if you have any questions or require further information.
Very truly yours,
NATIONAL ENERGY GROUP, INC.

By:	/s/ Bob G. Alexander

Bob G. Alexander
Chairman, President and Chief Executive Officer

EXHIBIT 1
National Energy Group
Schedule of Cash Receipts From LLC

			Accretion Rate		44.08349330%
			Beginning investment value		91,698,978		Investment	Annual
	Guaranteed	Reinstated	Credit	Senior	Total Cash		Balance	Accretion
Date	Payments	Interest	Facility	Notes	Received	Accretion	(dr) cr	Income
9/1/2001							(91,698,978)
9/30/2001						(2,309,542)	(94,008,520)
10/31/2001						(2,531,001)	(96,539,521)
11/1/2001	3,612,000	—	—	—	3,612,000	(83,843)	(93,011,365)
11/30/2001						(2,342,596)	(95,353,961)
12/31/2001	—	—		—	—	(2,567,224)	(97,921,185)	(9,834,207)
1/31/2002						(2,636,342)	(100,557,527)
2/28/2002						(2,445,322)	(103,002,849)
3/31/2002						(2,773,156)	(105,776,005)
4/30/2002						(2,755,953)	(108,531,958)
5/1/2002	10,857,500	—	—	—	10,857,500	(94,259)	(97,768,717)
5/31/2002						(2,547,326)	(100,316,043)
6/30/2002						(2,613,696)	(102,929,739)
7/31/2002						(2,771,188)	(105,700,927)
8/31/2002						(2,845,797)	(108,546,724)
9/30/2002						(2,828,143)	(111,374,867)
10/31/2002						(2,998,557)	(114,373,424)
11/1/2002	10,857,500	—	—	—	10,857,500	(99,332)	(103,615,256)
11/30/2002						(2,609,667)	(106,224,923)
12/31/2002						(2,859,904)	(109,084,827)	(32,878,642)
1/31/2003						(2,936,902)	(112,021,729)
2/28/2003						(2,724,104)	(114,745,834)
3/31/2003	—	42,756,377	10,939,750	204,899	53,901,026	(3,089,314)	(63,934,121)
4/30/2003					—	(2,316,526)	(66,250,647)
5/1/2003	7,989,239		—	—	7,989,239	(80,015)	(58,341,423)
5/31/2003						(2,113,885)	(60,455,309)
6/30/2003						(2,190,478)	(62,645,786)
7/31/2003						(2,345,507)	(64,991,293)
8/31/2003						(2,433,324)	(67,424,618)
9/30/2003						(2,442,997)	(69,867,614)
10/31/2003						(2,615,898)	(72,483,512)
11/1/2003	7,989,239		—	—	7,989,239	(87,543)	(64,581,816)
11/30/2003						(2,261,994)	(66,843,810)
12/31/2003						(2,502,684)	(69,346,494)	(30,141,170)
1/31/2004						(2,596,386)	(71,942,880)
2/29/2004						(2,519,817)	(74,462,697)
3/31/2004						(2,787,941)	(77,250,638)
4/30/2004						(2,799,023)	(80,049,661)
5/1/2004	7,989,239		—	—	7,989,239	(96,681)	(72,157,103)
5/31/2004						(2,614,469)	(74,771,572)
6/30/2004						(2,709,199)	(77,480,771)
7/31/2004						(2,900,940)	(80,381,711)
8/31/2004						(3,009,554)	(83,391,265)
9/30/2004						(3,021,516)	(86,412,781)
10/31/2004						(3,235,362)	(89,648,143)
11/1/2004	7,989,239		—	—	7,989,239	(108,274)	(81,767,178)
11/30/2004						(2,863,915)	(84,631,093)
12/31/2004						(3,168,654)	(87,799,747)	(34,431,731)
1/31/2005						(3,287,291)	(91,087,037)
2/28/2005						(3,080,334)	(94,167,371)
3/31/2005						(3,525,699)	(97,693,070)
4/30/2005						(3,539,714)	(101,232,784)
5/1/2005	7,989,239		—	—	7,989,239	(122,266)	(93,365,811)
5/31/2005						(3,382,924)	(96,748,735)
6/30/2005						(3,505,498)	(100,254,233)
7/31/2005						(3,753,596)	(104,007,829)
8/31/2005						(3,894,134)	(107,901,963)
9/30/2005						(3,909,613)	(111,811,575)
10/31/2005						(4,186,312)	(115,997,887)
11/1/2005	7,989,239	—	—	—	7,989,239	(140,098)	(108,148,747)
11/30/2005						(3,787,936)	(111,936,683)
12/31/2005						(4,190,996)	(116,127,679)	(44,306,410)
1/31/2006						(4,347,910)	(120,475,589)
2/28/2006						(4,074,180)	(124,549,769)
3/31/2006						(4,663,240)	(129,213,009)
4/30/2006						(4,681,776)	(133,894,785)
5/1/2006	7,989,239	—	—	—	7,989,239	(161,714)	(126,067,260)
5/31/2006						(4,567,796)	(130,635,056)
6/30/2006						(4,733,301)	(135,368,357)
7/31/2006						(5,068,296)	(140,436,653)
8/31/2006						(5,258,057)	(145,694,710)
9/30/2006						(5,278,958)	(150,973,668)
10/31/2006						(5,652,571)	(156,626,239)
11/1/2006	7,989,239	—	—	148,637,000	156,626,239		(0)	(48,487,799)

	89,240,912	42,756,377	10,939,750	148,841,899	291,778,938	(200,079,960)		(200,079,960)